

SEC ‖‖‖‖‖‖‖‖‖‖ ISSION
08026053

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC Mail Processing
Section

FEB 2 8 2008

Washington, DC
111

SEC FILE NUMBER
8- 67380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2007____ AND ENDING____12/31/2007____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Poten Capital Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue

OFFICIAL USE ONLY
FIRM I.D. NO.

_____(No. and Street)_____

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Calimano   732-390-9902
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

_____(Name – *if individual, state last, first, middle name*)_____

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

♯ MAR 2 1 2008

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Stefanie Kasselakis_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Poten Capital Services, LLC_____ , as of _____December 31_____ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President, Poten Capital Services, LLC
Title

STEVEN M. GARTEN
Notary Public, State of New York
No. 02GA4979888
Qualified in Nassau County
Commission Expires April 8, 2011

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Poten Capital Services, LLC

(a Limited Liability Company)
**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2007**

Poten Capital Services, LLC
(a Limited Liability Company)
Index
December 31, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Poten Capital Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Poten Capital Services, LLC (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2008

1

Poten Capital Services, LLC
(a Limited Liability Company)
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	901,328
Accrued income		33,387
Prepaid expenses		904
Fixed assets, net		6,313
Total assets	$	941,932
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	210,185
Due to an affiliate		317,333
Total liabilities	$	527,518
Commitments and contingencies (Note 5)		
Member's Equity		414,414
Total liabilities and member's equity	$	941,932

The accompanying notes are an integral part of these financial statements.

1.   **Organization and Business**

     Poten Capital Services, LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on September 20, 2002.

     Poten International LLC (previously "Poten & Partners Group, LLC"), a Delaware Limited Liability Company was the sole member of the Company through October 15, 2007. Poten International LLC transferred all of its interest in the Company to Poten & Partners Group, Inc. (the "Member") in accordance with the Membership Interest Purchase and Security Agreement dated October 15, 2007.

     The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer on January 3, 2007. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of that rule.

     The Company's principal business activities include underwriting, private placement of securities, providing merger and acquisition advisory services and acting as a finder, for which the Company may receive compensation, or introducing clients to broker-dealers, financial institutions or investment advisors (or vice-versa), for which the Company may receive a fee.

     Poten & Partners, Group Inc., has committed to providing the Company with continued financial support, as necessary, to enable the Company to meet its working capital needs through at least January 2009.

2.   **Summary of Significant Accounting Policies**

     Revenue Recognition
     Revenues from providing merger-and-acquisition advisory services, acting as a finder and other services are recognized as earned, which is generally at completion and when income is determinable and fixed.

     Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentrations of Risk
     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Company's cash and cash equivalents are held with banks with high credit ratings. Balances held with banks, at times, exceed insured limits. Concentrations of credit risk with respect to accounts receivable is limited by monitoring creditworthiness of customers.

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks and highly liquid investments with original maturities of three months or less. The Company had no cash equivalents as of December 31, 2007.

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives (Note 3). Maintenance and repairs are charged to expense as incurred. At the time such assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to operations.

Income Taxes

The Company is a single member Limited Liability Company for purposes of filing federal, state and local income tax returns. The Company is responsible for New York City unincorporated business tax and other business taxes, as incurred through October 15, 2007. The Company's sole member changed from a multiple member LLC (Poten International LLC) to a Corporation (Poten & Partners, Group Inc.) effective October 15, 2007 (Note 1). Accordingly, the Company is responsible for Corporate Income Taxes starting from October 16, 2007. However, since the Company has only one Member, generally accepted accounting principles in the United States of America require the Company to provide for federal, state and local income taxes in its financial statements on a separate-return basis.

Deferred taxes are recognized for the tax effects of differences between the financial reporting and the tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2007, the Company's deferred tax asset of approximately $70,000 is principally attributable to net operating loss carry forwards of $175,000 that will begin to expire in 2025. Based upon the Company's historical operating results and all available evidence, management has recorded a full valuation allowance on its deferred tax asset.

3. **Fixed Assets**

Fixed assets at December 31, 2007 are as follows:

	2007	Useful Life
Furniture and fixtures	$ 6,889	10 years
Computer equipment	4,906	5 years
	11,795	
Less: Accumulated depreciation	(5,482)	
Fixed assets, net	$ 6,313	

4. **Related-Party Transactions**

In the normal course of business the management of Poten & Partners, Inc., an affiliated entity through ultimate common ownership, assists with the development of the Company's business

strategies and operations. Poten & Partners, Inc. also provides office space and related services to the Company. Such expenses are allocated based on the Master Service Agreement dated December 1, 2001 between Poten & Partners, Inc. and Poten & Partners Group LLC. Allocated expenses for the year ended December 31, 2007 amounted to approximately $270,000. Related amounts owed to Poten & Partners, Inc. have been treated as due to an affiliate in the statement of financial condition at December 31, 2007.

Poten & Partners, Inc. pays for certain expenses such as business travel, employee benefits, communication expenses and client reimbursable expenses on the Company's behalf. Business travel, employee benefits and communication expenses amounted to approximately $332,000 for the year ended December 31, 2007. Client reimbursable expenses amounted to approximately $33,000. Related amounts owed to Poten & Partners, Inc. have been treated as due to an affiliate in the statement of financial condition at December 31, 2007.

5.   **Commitments and Contingencies**

From time to time, the Company is involved in various claims and litigation arising in the ordinary course of business. In the opinion of management, the ultimate outcome of such matters will not have a material adverse effect on the Company's financial position.

PRICEWATERHOUSECOOPERS 🄰

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

SEC Mail Processing
Section

February 15, 2008

,FEB 2 8 2008

Wasnington, DC

To the Member of Poten Capital Services, LLC: 111

In planning and performing our audit of the financial statements of Poten Capital Services, LLC (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph, if applicable. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PricewaterhouseCoopers LLP

cc: Mr. Steven Morley, Treasurer, Poten Capital Services LLC
    Ms. Stefanie Kasselakis, President, Poten Capital Services, LLC

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